Mail Stop 3561

November 21, 2008

Via U.S. mail and facsimile

Dennis H. Nelson, President and Chief Executive Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, Nebraska 68845-4915

RE: **The Buckle, Inc.**
        Form 10-K for Fiscal Year Ended February 2, 2008 and Filed April 16, 2008
        10-Q for Period Ended August 2, 2008 and Filed September 11, 2008
        File No. 1-12951

Dear Mr. Nelson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. We ask you to comply with other comments in future Exchange Act reports.   If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures

1.   Please include the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page

does not indicate that the person signing occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

2007 Annual Report, page 1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

1. We note in the 2nd paragraph of page 5 that the Buckle Card marketing program is partially funded by WFNNB. Please describe how WFNNB partially funds the marketing program and the cash flows between you and WFNNB. To the extent material, disclose how you account for funds received from WFNNB as part of the Buckle Card marketing program.

Note G. Commitments, page 31

Leases, page 31

2. Please tell us whether your total minimum operating lease payments are shown net of the related tenant improvement allowances and rent holidays. In addition, tell us the amount of tenant improvement allowances and rent holidays that will offset your future minimum rental commitments in each of the fiscal years, as shown on the table on page 31, and the amounts that offset your rent expense in the past three fiscal years. Also, explain to us why you do not disclose these offsetting amounts in your footnotes or Contractual Obligations table within MD&A.

Form 10-Q for the Fiscal Quarter Ended August 2, 2008

Note 4. Investments, page 9

3. We note that as of fiscal year end February 2, 2008, you held $145,835,000 in auction-rate securities, and that as of your second quarter ended August 2, 2008 you still held auction-rate securities with a fair value of $45,891,000, net of a $1,549,000 unrealized loss. Please address the following to aid in providing your investors with the information necessary for a clear understanding of your investments.

- Tell us and disclose in future filings those factors that may affect the value or liquidity of your auction-rate securities, how the interest rates on these investments will be determined and any associated material risks.

- Tell us and disclose in future filings the specific characteristics of your auction-rate securities, including the amount, issuers, nature, underlying collateral, and credit ratings of auction-rate securities you currently hold.

- Tell us and expand your disclosure in future filings to further describe how you determined the fair value of the auction rate securities, including the assumptions being used and how you considered the underlying collateral and cash flows. This disclosure should be included in the critical accounting policies and estimates section, and the footnotes of future filings.

- Please discuss in future filings your exposure to auction-rate securities and the associated risks in your Quantitative and Qualitative Disclosures About Market Risk pursuant to Item 305 of Regulation S-K.

- Disclose in future filings whether you have the ability and intent to hold your auction-rate securities until their fair value recovers.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please tell us how you will comply with future comments within this time period as well. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or John Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Dennis H. Nelson
      Facsimile to 308-238-2615